                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1/A


                                AMENDMENT NO. 14


                                       TO
                                 SCHEDULE 14D-1

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          HERBALIFE INTERNATIONAL, INC.
                            (Name of Subject Company)

                           MH MILLENNIUM HOLDINGS LLC
                         MH MILLENNIUM ACQUISITION CORP.
                                   MARK HUGHES
                                    (Bidders)
                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                               426908208 (CLASS A)
                               426908307 (CLASS B)

                      (Cusip Number of Class of Securities)

                           MH MILLENNIUM HOLDINGS LLC
                         MH MILLENNIUM ACQUISITION CORP.
                                   MARK HUGHES
                        C/O HERBALIFE INTERNATIONAL, INC.
                             1800 CENTURY PARK EAST
                              LOS ANGELES, CA 90067
                              ATTN. TIMOTHY GERRITY
                               TEL. (310) 410-9600
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:
                              ANTHONY T. ILER, ESQ.
                               IRELL & MANELLA LLP
                        333 SOUTH HOPE STREET, SUITE 3300
                              LOS ANGELES, CA 90071
                                 (213) 620-1555

                         (Continued on following pages)
                              (Page 1 of 7 pages)

         2


CUSIP No. 426908208                  14D-1/A                             Page 2
          426908307
================================================================================
    1.      Name of Reporting Persons  MH MILLENNIUM HOLDINGS LLC
            S.S. or I.R.S. Identification Nos. of Above Persons  95-475-8098

--------------------------------------------------------------------------------
    2.      Check the Appropriate Box if a Member of a Group
                   (a)/X/
                   (b)/ /

--------------------------------------------------------------------------------
    3.      SEC Use Only

--------------------------------------------------------------------------------
    4.      Sources of Funds

                           Not Applicable

--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                   / /
--------------------------------------------------------------------------------
    6.      Citizenship or Place of Organization

                           DELAWARE

--------------------------------------------------------------------------------
    7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                    (1)

--------------------------------------------------------------------------------
    8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                     / /
--------------------------------------------------------------------------------
    9.      Percent of Class Represented by Amount in Row 7

                    (1)

--------------------------------------------------------------------------------
   10.      Type of Reporting Person

                           CO

================================================================================


(1) MH Millennium Holdings LLC owns no shares of any class of common stock of the Company. The Mark Hughes Family Trust (the "Trust"), however, which is the sole member of MH Millennium Holdings LLC, as of September 8, 1999 beneficially owned 5,704,331 Class A Shares and 11,258,665 Class B Shares, (including 308,331 Class A Shares and 466,665 Class B Shares which the Trust has a right to acquire within 60 days of the date hereof), representing in the aggregate 55.4% of the outstanding Class A Shares and 59.0% of the outstanding Class B Shares, respectively. Mark Hughes is the sole trustee of The Mark Hughes Family Trust and its beneficiary.

         3


CUSIP No. 426908208                  14D-1/A                              Page 3
          426908307
================================================================================
    1.      Name of Reporting Persons  MH MILLENNIUM ACQUISITION CORP.

            S.S. or I.R.S. Identification Nos. of Above Persons 95 475 7938

--------------------------------------------------------------------------------
    2.      Check the Appropriate Box if a Member of a Group
                     (a)/X/
                     (b)/ /

--------------------------------------------------------------------------------
    3.      SEC Use Only

--------------------------------------------------------------------------------
    4.      Sources of Funds

                           SC/BK/OO (subordinated debentures)

--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                     / /
--------------------------------------------------------------------------------
    6.      Citizenship or Place of Organization

                                     NEVADA

--------------------------------------------------------------------------------
    7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                      (2)

--------------------------------------------------------------------------------
    8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                     / /
--------------------------------------------------------------------------------
    9.      Percent of Class Represented by Amount in Row 7

                      (2)

--------------------------------------------------------------------------------
   10.      Type of Reporting Person

                       CO

================================================================================

(2) MH Millennium Acquisition Corp. owns no shares of any class of common stock of the Company. MH Millennium Holdings LLC, however, owns 100% of MH Millennium Acquisition Corp. For further information, see note 1 on page 2 of this Schedule 14D-1.

         4


CUSIP No. 426908208                  14D-1/A                              Page 4
          426908307
================================================================================
    1.      Name of Reporting Persons  Mark Hughes

            S.S. or I.R.S. Identification Nos. of Above Persons

--------------------------------------------------------------------------------
    2.               Check the Appropriate Box if a Member of a Group
                     (a)/X/
                     (b)/ /

--------------------------------------------------------------------------------


    3.      SEC Use Only

--------------------------------------------------------------------------------
    4.      Sources of Funds

                           Not Applicable

--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                     / /
--------------------------------------------------------------------------------
    6.      Citizenship or Place of Organization

                                     United States

--------------------------------------------------------------------------------
    7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                      (3)

--------------------------------------------------------------------------------
    8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                     / /
--------------------------------------------------------------------------------
    9.      Percent of Class Represented by Amount in Row 7

                      (3)

--------------------------------------------------------------------------------
   10.      Type of Reporting Person

                       IN

================================================================================

(3) Mr. Hughes, directly or indirectly, is the beneficial owner of 5,704,331 Class A Shares and 11,258,665 Class B Shares, excluding 183,333 Class A Shares and 366,666 Class B Shares owned by the Herbalife Family Foundation (in which Mr. Hughes has no pecuniary interest) and including 308,331 Class A Shares and 466,663 Class B Shares issuable upon exercise of stock options that are exercisable within 60 days of September 1, 1999. The Class A Shares and the Class B Shares beneficially owned by Mr. Hughes or entities controlled by him, calculated in accordance with the SEC's Exchange Act Rule 13d-3, represented 55.4% of the total outstanding Class A Shares and 59.0% of the total outstanding Class B Shares as of September 1, 1999.

       MH Millennium Acquisition Corp., a Nevada corporation (the "Purchaser"), hereby amends and supplements, as set forth in this Amendment No. 14, its Tender Offer Statement on Schedule 14D-1, filed on September 17, 1999 (as amended, the "Schedule 14D-1"), relating to the offer by the Purchaser to purchase all outstanding shares of Class A common stock and Class B common stock of Herbalife International, Inc., a Nevada corporation. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 14D-1.




ITEM 10.  ADDITIONAL INFORMATION.

       Item 10(f) of the Schedule 14D-1 is hereby amended as follows:


       The Purchaser has extended the expiration date of the Offer until 5:00 p.m., New York City time, on Friday, March 31, 2000. The Offer was extended on March 9, 2000 by a press release. A copy of such press release is attached as Exhibit (a)(20) hereto and is hereby incorporated by reference.



ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS:

       Item 11 of the Schedule 14D-1 is supplemented by adding the following information thereto:


 (a)(20)        Press Release, dated March 9, 2000.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 10, 2000



                                  MH MILLENNIUM HOLDINGS LLC:

                                  By: /s/ MARK HUGHES
                                      ------------------------------------------
                                  Name:  Mark Hughes

                                  Title: Managing Member



                                  MH MILLENNIUM ACQUISITION CORP.:

                                  By:  /s/ MARK HUGHES
                                       -----------------------------------------
                                  Name:  Mark Hughes

                                  Title: President

                                  /s/ MARK HUGHES
                                  ----------------------------------------------
                                  MARK HUGHES

                                   EXHIBIT INDEX



EXHIBIT NO.                    DESCRIPTION
-----------                    -----------

 (a)(20)        Press Release, dated March 9, 2000.